Filed by Aberdeen Singapore Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Aberdeen Chile Fund, Inc.

File No. 333-221577

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeenstandard.com

ABERDEEN SINGAPORE FUND, INC. ANNOUNCES POSTPONEMENT OF SPECIAL STOCKHOLDER MEETING

Philadelphia, March 13, 2018— Aberdeen Singapore Fund, Inc. (NYSE: SGF) (the “Fund”) announced that it has postponed the special meeting of stockholders (the “Special Meeting”) that was scheduled to be held on Friday, March 16, 2018 to allow for the solicitation of additional proxies. Votes received so far have been overwhelmingly in favor of the Agreement and Plan of Reorganization (described below).

The rescheduled Special Meeting will be held on Monday, April 2, 2018, at the offices of Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103.  The Special Meeting will be held at 1:00 pm ET.

The purpose of the Special Meeting is to seek stockholder approval of an Agreement and Plan of Reorganization between the Fund and Aberdeen Chile Fund, Inc. (“CH” or the “Acquiring Fund”).   Subject to the requisite approval of the stockholders of each target fund participating in the reorganization, it is currently expected that the closing date will be prior to the end of April 2018; however, this is subject to change depending on the timing of each target fund’s stockholder approval.

Important Information

This press release does not constitute an offer to purchase or a solicitation of an offer to sell shares.

The proxy materials for the Special Meeting contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s web site at www.sec.gov or by visiting the Fund’s web site at http://www.aberdeensgf.com/en/usclosedsgf/announcements or by calling 1-888-288-0951.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

If you wish to receive this information electronically, please contact InvestorRelations@aberdeenstandard.com

aberdeensgf.com

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